Exhibit 99.2
trivago Announces Ex-Dividend Date for Extraordinary Dividend and Updates Effective Date for the Ratio Change under its American Depositary Share Program
DÜSSELDORF, Germany, November 1, 2023 - trivago N.V. (NASDAQ: TRVG) announced today that, in connection with the Company’s recently announced one-time extraordinary cash dividend of EUR 0.529228 per share (the “Extraordinary Dividend”), Nasdaq has determined that the ex-dividend date for the Extraordinary Dividend will be November 14, 2023 (the “Ex-Dividend Date”). The payment of the distribution on the Company’s American Depositary Shares (“ADSs”) remains anticipated to be made on November 13, 2023, as previously announced by the Company.
Since the payment of the Extraordinary Dividend represents more than 25% of the price of the Company’s ADSs, Nasdaq has determined that the Company’s ADSs will trade with “due bills” representing an assignment of the right to receive the Extraordinary Dividend from the record date of November 3, 2023 through the closing of The Nasdaq Stock Market on the payment date of November 13, 2023 (this period of time representing the “Dividend Right Period”). Thus, the Company’s ADSs will trade with this “due bill” and the assignment of the right to receive the Extraordinary Dividend during the Dividend Right Period until the Ex-Dividend Date of November 14, 2023, the first business day after the payment date.
ADS holders who sell their ADSs during the Dividend Right Period and prior to the Ex-Dividend Date will be selling their right to the Extraordinary Dividend, and such ADS holder will not be entitled to receive the Extraordinary Dividend. Due bills obligate a seller of ADSs to deliver the Extraordinary Dividend payable on such ADSs to the buyer and holder of the ADSs as of the payment date (the “Dividend Right”). The due bill obligations are settled customarily between the brokers representing the buyers and sellers of the ADSs. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of the Company’s the ADSs should consult their broker before trading to be sure they understand the effect of Nasdaq’s due bill procedures.
As previously announced, the extraordinary cash dividend equal to EUR 0.529228 per share is scheduled to be paid to ADS holders on November 13, 2023, and the dividend will be payable in U.S. dollars. The record date of November 3, 2023 will be used as the date for establishing the due bill tracking of the Dividend Right to the holder of the ADSs on the payment date.
Additionally, as previously announced, the Company’s management board approved a change of ratio in the Company’s ADS program, comprising a change in the ratio of ADSs to the Company’s class A shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing five (5) Shares (the “Ratio Change”). The effective date of the Ratio Change is expected to be November 17, 2023, in lieu of the November 7, 2023 date previously announced by the Company. Pursuant to the Ratio Change, as of the effective date thereof, record holders who directly hold ADSs will be required to exchange their existing ADSs for new ADSs on the basis of one (1) new ADS for every five (5) existing ADSs surrendered. The depositary under the Company’s ADS program will contact the Company’s ADS holders and arrange for the exchange of their existing ADSs for new ADSs. ADS beneficial holders who hold through an ADS holder intermediary need not take any action in connection with the Ratio Change. No new Shares will be issued in connection with the Ratio Change. The ADSs will continue to be traded on The Nasdaq Stock Exchange under the symbol “TRVG.”

About trivago N.V.
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices.

Media Contact
corentine.aronica@trivago.com

Investor Contact
ir@trivago.com

Forward-looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as “believe,” “expect,” “plan,” “continue,” “will,” “should,” and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.